Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2024

SHANGHAI, November 27, 2024 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today announced its unaudited financial results for the third quarter of 2024.

THIRD QUARTER 2024 FINANCIAL HIGHLIGHTS

●	Net revenues for the third quarter of 2024 were RMB683.7 million (US$97.4 million), an 8.8% decrease from the corresponding period in 2023, primarily due to a 33.0% decrease in net revenues from mainland China, which was partially offset by a 28.9% increase in net revenues from overseas.

Net revenues from mainland China for the third quarter of 2024 were RMB306.8 million (US$43.7 million), a 33.0% decrease from the corresponding period in 2023, primarily due to decreases of 89.9% in revenue from distribution of domestic insurance products and 17.3% in revenue from recurring service fees from RMB private equity products.

Net revenues from overseas for the third quarter of 2024 were RMB376.9 million (US$53.7 million), a 28.9% increase from the corresponding period in 2023, primarily due to increases of 42.5% in revenue from offshore investment products and 42.4% in revenue from insurance products, which were partially offset by a 38.8% decrease in revenue from other services provided to offshore high-net-worth investors.

Net Revenues by segment is as follows:

(RMB millions, except percentages)	Q3 2023	Q3 2024	YoY Change
Wealth management	548.8	465.0	(15.3)%
Asset management	191.4	208.9	9.2%
Other businesses	9.8	9.8	(0.7)%
Total net revenues	750.0	683.7	(8.8)%

Net Revenues by geography is as follows:

(RMB millions, except percentages)	Q3 2023	Q3 2024	YoY Change
Mainland China	457.7	306.8	(33.0)%
Overseas	292.3	376.9	28.9%
Total net revenues	750.0	683.7	(8.8)%

•	Income from operations for the third quarter of 2024 was RMB240.8 million (US$34.3 million), a 3.2% decrease from the corresponding period in 2023, mainly due to the 8.8% decrease in net revenues, which was partially offset by an 11.6% decrease in operating costs and expenses driven by various cost control measures. Income from operations increased by 79.7% sequentially for the third quarter of 2024, primarily due to an 11.0% increase in net revenues and an 8.1% decrease in operating costs and expenses.

Income from operations by segment is as follows:

(RMB millions, except percentages)	Q3 2023	Q3 2024	YoY Change
Wealth management	154.5	138.9	(10.1)%
Asset management	106.5	122.5	15.0%
Other businesses	(12.1)	(20.6)	70.5%
Total income from operations	248.9	240.8	(3.2)%

•	Net income attributable to Noah shareholders for the third quarter of 2024 was RMB134.4 million (US$19.2 million), a 42.4% decrease from the corresponding period in 2023, mainly due to (i) a 3.2% decrease in income from operations; (ii) approximately RMB43.6 million in unrealized USD-denominated foreign exchange losses; and (iii) a one-off 30.0% increase in income tax expenses associated with a dividend withholding tax for offshore dividend payments from PRC subsidiaries. Net income attributable to Noah shareholders increased by 34.7% sequentially in the third quarter of 2024, mainly due to a 79.7% increase in income from operations.

•	Non-GAAP[1] net income attributable to Noah shareholders for the third quarter of 2024 was RMB150.5 million (US$21.4 million), a 35.2% decrease from the corresponding period in 2023 and a 41.9% increase from the second quarter of 2024.

THIRD QUARTER 2024 OPERATIONAL UPDATES

Wealth Management Business

Noah offers global investment products and provides value-added services to global Mandarin-speaking high-net-worth investors in its wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB, USD and other currencies.

•	Total number of registered clients as of September 30, 2024, was 460,380, a 1.8% increase from September 30, 2023, and a 0.3% increase from June 30, 2024. Among registered clients as of September 30, 2024, the number of overseas registered clients was 17,287, a 20.9% increase from September 30, 2023, and a 3.0% increase from June 30, 2024.

•	Total number of active clients[2] for the third quarter of 2024 was 7,857, a decrease of 17.2% from the third quarter of 2023 and a 9.0% decrease from the second quarter of 2024. Among active clients during the third quarter of 2024, the number of overseas active clients was 3,139, a 37.4% increase from the third quarter of 2023, and a 3.2% decrease from the second quarter of 2024.

•	Aggregate value of investment products distributed during the third quarter of 2024 was RMB14.3 billion (US$2.0 billion), a 36.1% decrease from the corresponding period in 2023, mainly due to a 42.1% decrease in distribution of mutual fund products. The aggregate value of investment products distributed decreased by 1.1% sequentially, mainly due to a decrease in distribution of private secondary products. Among the investment products distributed during the third quarter of 2024, Noah distributed RMB7.8 billion (US$1.1 billion) of overseas investment products, an 11.4% increase from the corresponding period of 2023, primarily due to a 76.7% increase in distribution of overseas mutual fund products.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

2 “Active clients” for a given period refers to registered clients who purchase investment products distributed or receive services provided by the Company during that given period.

The aggregate value of investment products distributed, categorized by product type, is as follows:

Product type	Three months ended September 30,
	2023		2024

	(RMB in billions, except percentages)
Mutual fund products	14.9	66.9%	8.6	60.6%
Private secondary products	5.7	25.4%	3.6	25.0%
Private equity products	0.7	3.1%	1.1	7.5%
Other products[3]	1.0	4.6%	1.0	6.9%
All products	22.3	100.0%	14.3	100.0%

The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in mainland China	Three months ended September 30,
	2023		2024

	(RMB in billions, except percentages)
Mutual fund products	12.9	84.0%	5.2	80.2%
Private secondary products	1.8	11.4%	0.8	12.3%
Private equity products	-	0.3%	-	0.0%
Other products	0.7	4.3%	0.5	7.5%
All products in mainland China	15.4	100.0%	6.5	100.0%

Type of overseas products	Three months ended September 30,
	2023		2024

	(RMB in billions, except percentages)
Mutual fund products	2.0	28.1%	3.4	44.6%
Private secondary products	3.9	56.2%	2.8	35.7%
Private equity products	0.7	10.8%	1.1	13.7%
Other products	0.3	4.9%	0.5	6.0%
All Overseas products	6.9	100.0%	7.8	100.0%

•	Coverage network in mainland China included 13 cities as of September 30, 2024, compared with 59 cities as of September 30, 2023, and 15 cities as of June 30, 2024, primarily due to the continued streamlining of the Company’s coverage network.

•	Aggregate number of overseas relationship managers was 146 as of September 30, 2024, an increase of 89.6% from September 30, 2023, and 29.2% from June 30, 2024.

Asset Management Business

Noah's asset management business is conducted through Gopher Asset Management Co., Ltd. ("Gopher Asset Management"), a leading multi-asset manager in China, and Olive Asset Management Co., Ltd. (“Olive Asset Management”), the Company’s recently launched overseas asset management brand focused on providing global investment solutions with offices in Hong Kong and the United States. Gopher Asset Management and Olive Asset Management develop and manage assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB, USD and other currencies.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

•	Total assets under management as of September 30, 2024, were RMB150.1 billion (US$21.4 billion), a 2.5% decrease from June 30, 2024, and a 3.1% decrease from September 30, 2023, mainly due to exits in RMB private equity investment products and exchange rate fluctuations affecting the value of overseas assets under management.

Mainland China assets under management as of September 30, 2024, were RMB110.6 billion (US$15.8 billion), compared with RMB119.5 billion as of September 30, 2023, and RMB114.9 billion as of June 30, 2024.

Overseas assets under management as of September 30, 2024, were RMB39.5 billion (US$5.6 billion), compared with RM35.4 billion as of September 30, 2023, and RMB39.1 billion as of June 30, 2024.

Total assets under management, categorized by investment type, are as follows:

Investment type	As of June 30, 2024		Growth	Allocation/ Redemption	As of September 30, 2024

	(RMB billions, except percentages)
Private equity	133.0	86.4%	0.5	3.4 [4]	130.1	86.7%
Public securities[5]	10.4	6.7%	2.3	2.8	9.9	6.6%
Real estate	5.8	3.8%	-	0.3	5.5	3.7%
Multi-strategies	4.2	2.7%	-	0.1	4.1	2.7%
Others	0.6	0.4%	-	0.1	0.5	0.3%
All Investments	154.0	100.0%	2.8	6.7	150.1	100.0%

Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of June 30, 2024		Growth	Allocation/ Redemption	As of September 30, 2024

	(RMB billions, except percentages)
Private equity	103.4	90.1%	-	3.3	100.1	90.5%
Public securities	6.0	5.2%	0.5	1.0	5.5	5.0%
Real estate	2.4	2.1%	-	0.2	2.2	2.0%
Multi-strategies	2.5	2.1%	-	0.2	2.3	2.0%
Others	0.6	0.5%	-	0.1	0.5	0.5%
All Investments	114.9	100.0%	0.5	4.8	110.6	100.0%

4 The asset allocation/redemption of overseas investment products includes the fluctuation result of foreign currencies exchange rate.

5 The asset allocation/redemption of public securities also includes market appreciation or depreciation.

Overseas Investment type	As of June 30, 2024		Growth	Allocation/ Redemption	As of September 30, 2024

	(RMB billions, except percentages)
Private equity	29.6	75.5%	0.5	0.1	30.0	75.9%
Public securities	4.4	11.2%	1.8	1.8	4.4	11.1%
Real estate	3.4	8.7%	-	0.1	3.3	8.4%
Multi-strategies	1.7	4.6%	-	(0.1)	1.8	4.6%
All Investments	39.1	100.0%	2.3	1.9	39.5	100.0%

Other Businesses

Noah's other businesses mainly include providing clients with additional comprehensive services and investment products. Operating results for other businesses also include headquarter rental income, depreciation and amortization, as well as operating expenses.

Ms. Jingbo Wang, co-founder and chairwoman of Noah, commented, “I’m pleased to report a significant sequential rebound in net revenues, operating margin, and net income as the pace of our overseas expansion gains momentum and client demand for global asset allocation strengthens. Net revenues from overseas grew by 28.9% year-over-year, bolstered by ongoing investments to expand our global footprint. Our team of relationship managers directly supporting this expansion grew to 146 professionals, an increase of 89.6% year-over-year and 29.2% sequentially. We also opened our Japan office during the quarter to attract local Mandarin-speaking clients and are actively evaluating opportunities in other key potential markets such as Canada, Australia, Southeast Asia, and Europe, to capitalize on this momentum. While sluggish domestic markets continue to pose challenges, we are encouraged by initial signs of a recovery and improving client sentiment, driven by recent policies aimed at supporting the broader economy. We remain confident in the substantial potential for wealth management services tailored to global Mandarin-speaking high-net-worth investors, many of whom are currently underserved by local financial institutions. This presents us with significant opportunities to acquire new clients through our competitive global investment solutions and renowned service standards."

THIRD QUARTER 2024 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2024 were RMB683.7 million (US$97.4 million), an 8.8% decrease from the corresponding period in 2023.

•	Wealth Management Business

•	Net revenues from one-time commissions for the third quarter of 2024 were RMB175.1 million (US$25.0 million), an 11.8% decrease from the corresponding period in 2023, primarily due to a decrease in distribution of domestic insurance products.

•	Net revenues from recurring service fees for the third quarter of 2024 were RMB251.0 million (US$35.8 million), a 10.3% decrease from the corresponding period in 2023, primarily due to a decrease in recurring service fees from private secondary products and private equity products associated with the decrease in assets under management in mainland China.

•	Net revenues from performance-based income for the third quarter of 2024 were RMB3.0 million (US$0.4 million), a 65.8% decrease from the corresponding period of 2023, primarily due to a decrease in performance-based income from private secondary products.

•	Net revenues from other service fees for the third quarter of 2024 were RMB35.9 million (US$5.1 million), a 41.7% decrease from the corresponding period in 2023, primarily due to a decrease in the value-added services offered to high-net-worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for the third quarter of 2024 were RMB150.6 million (US$21.5 million), a 19.1% decrease from the corresponding period in 2023, primarily due to a decrease in recurring service fees generated from RMB private equity products.

•	Net revenues from performance-based income for the third quarter of 2024 were RMB58.0 million (US$8.3 million), a substantial increase from the corresponding period in 2023, primarily due to an increase in performance-based income realized from offshore private equity products.

•	Other Businesses

•	Net revenues for the third quarter of 2024 were RMB9.8 million (US$1.4 million), remaining flat compared with the corresponding period in 2023.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2024 were RMB442.9 million (US$63.1 million), an 11.6% decrease from the corresponding period in 2023. Operating costs and expenses primarily consisted of (i) compensation and benefits of RMB310.0 million (US$44.2 million); (ii) selling expenses of RMB65.9 million (US$9.4 million); (iii) general and administrative expenses of RMB72.3 million (US$10.3 million); (iv) provision for of credit losses of RMB5.4 million (US$0.8 million); and (v) other operating expenses of RMB12.9 million (US$1.8 million).

•	Operating costs and expenses for the wealth management business for the third quarter of 2024 were RMB326.1 million (US$46.5 million), a 17.3% decrease from the corresponding period in 2023, primarily due to decreases of 23.5% in compensation and benefits and 48.6% in selling expenses.

•	Operating costs and expenses for the asset management business for the third quarter of 2024 were RMB86.4 million (US$12.3 million), a 1.8% increase from the corresponding period in 2023.

•	Operating costs and expenses for other businesses for the third quarter of 2024 were RMB30.4 million (US$4.3 million), compared with RMB21.9 million from the corresponding period in 2023.

Operating Margin

Operating margin for the third quarter of 2024 was 35.2%, compared with 33.2% for the corresponding period in 2023.

•	Operating margin for the wealth management business for the third quarter of 2024 was 29.9%, compared with 28.2% for the corresponding period in 2023.

•	Operating margin for the asset management business for the third quarter of 2024 was 58.6%, compared with 55.6% for the corresponding period in 2023.

•	Loss from operation for other businesses for the third quarter of 2024 was RMB20.6 million (US$2.9 million), compared with an operating loss of RMB12.1 million for the corresponding period in 2023.

Interest Income

Interest income for the third quarter of 2024 was RMB28.4 million (US$4.0 million), a 34.6% decrease from the corresponding period in 2023.

Investment Income

Investment income for the third quarter of 2024 was RMB16.3 million (US$2.3 million), compared with RMB9.6 million for the corresponding period in 2023.

Income Tax Expenses

Income tax expenses for the third quarter of 2024 were RMB89.0 million (US$12.7 million), a 30.0% increase from the corresponding period in 2023, primarily due to an increase in income tax expenses associated with a dividend withholding tax for offshore dividend payments from PRC subsidiaries.

Net Income

•	Net Income

•	Net income for the third quarter of 2024 was RMB137.8 million (US$19.6 million), a 40.6% decrease from the corresponding period in 2023.

•	Net margin for the third quarter of 2024 was 20.2%, compared with 30.9% for the corresponding period in 2023.

•	Net income attributable to Noah shareholders for the third quarter of 2024 was RMB134.4 million (US$19.2 million), a 42.4% decrease from the corresponding period in 2023.

•	Net margin attributable to Noah shareholders for the third quarter of 2024 was 19.7%, compared with 31.1% for the corresponding period in 2023.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the third quarter of 2024 was RMB1.91 (US$0.27) and RMB1.91 (US$0.27), respectively, compared with RMB3.36 and RMB3.36 respectively, for the corresponding period in 2023.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2024 was RMB150.5 million (US$21.4 million), a 35.2% decrease from the corresponding period in 2023.

•	Non-GAAP net margin attributable to Noah shareholders for the third quarter of 2024 was 22.0%, compared with 31.0% for the corresponding period in 2023.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the third quarter of 2024 was RMB2.14 (US$0.30), down from RMB3.35 for the corresponding period in 2023.

Balance Sheet and Cash Flow

As of September 30, 2024, the Company had RMB3,435.8 million (US$489.6 million) in cash and cash equivalents, compared with RMB4,604.9 million as of June 30, 2024 and RMB4,959.6 million as of September 30, 2023. The sequential decrease in cash and cash equivalents was primarily due to the payment of dividends in the amount of RMB1,007.9 million (US$143.6 million) to shareholders and a reclassification of a short-term time deposit in the amount of RMB252.7 million (US$36.0 million) from cash and cash equivalents to short-term investments.

Net cash inflow from the Company’s operating activities during the third quarter of 2024 was RMB237.2 million (US$33.8 million), mainly due to cash inflow generated from net income from operations.

Net cash outflow from the Company’s investing activities during the third quarter of 2024 was RMB53.7 million (US$7.7 million), mainly due to cash used for long-term investments.

Net cash outflow from the Company’s financing activities was RMB1,010.8 million (US$144.0 million) in the third quarter of 2024, primarily due to payment of the final dividend to the Company’s shareholders.

CONFERENCE CALL

The Company’s senior management will host an earnings conference call to discuss its Q3 Results and recent business activities. Details of the conference call are as follows:

Conference title:	Noah Holdings 3Q24 Earnings Conference Call

Date/Time:	Tuesday, November 26, 2024, at 7:00 p.m., U.S. Eastern Time Wednesday, November 27, 2024, at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	5468333

A telephone replay will be available starting approximately one hour after the end of the conference until December 3, 2024 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 6914431.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “News & Events” section at http://ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for mandarin-speaking high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH", and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represents five ordinary shares, par value $0.00005 per share.

In the first nine months of 2024, Noah distributed RMB47.6 billion (US$6.8 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB150.1 billion (US$21.4 billion) as of September 30, 2024.

Noah's wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. The Company’s wealth management business had 460,380 registered clients as of September 30, 2024. Through Gopher Asset Management and Olive Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also operates other services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the third quarter of 2024 ended September 30, 2024 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0176 to US$1.00, the effective noon buying rate for September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW –

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	June 30,	September 30,	September 30,
	2024	2024	2024
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,604,946	3,435,758	489,592
Restricted cash	4,574	5,786	824
Short-term investments	1,287,400	1,297,914	184,951
Accounts receivable, net	429,417	460,076	65,560
Amounts due from related parties	444,937	468,264	66,727
Loans receivable, net	207,122	179,089	25,520
Other current assets	226,332	246,451	35,120
Total current assets	7,204,728	6,093,338	868,294
Long-term investments, net	742,322	960,572	136,880
Investment in affiliates	1,445,356	1,404,501	200,140
Property and equipment, net	2,416,072	2,395,438	341,347
Operating lease right-of-use assets, net	102,301	121,435	17,304
Deferred tax assets	400,401	400,447	57,063
Other non-current assets	155,825	145,394	20,718
Total Assets	12,467,005	11,521,125	1,641,746
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	346,543	270,282	38,515
Income tax payable	76,318	130,136	18,544
Deferred revenues	73,857	76,867	10,953
Dividend payable	1,018,000	-	-
Contingent liabilities	475,777	459,436	65,469
Other current liabilities	420,527	437,260	62,309
Total current liabilities	2,411,022	1,373,981	195,790
Deferred tax liabilities	245,609	243,466	34,694
Operating lease liabilities, non-current	55,043	77,652	11,065
Other non-current liabilities	24,980	22,985	3,275
Total Liabilities	2,736,654	1,718,084	244,824
Equity	9,730,351	9,803,041	1,396,922
Total Liabilities and Equity	12,467,005	11,521,125	1,641,746

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	199,286	170,023	24,228	(14.7)%
Recurring service fees	171,408	166,138	23,674	(3.1)%
Performance-based income	8,440	2,974	424	(64.8)%
Other service fees	74,355	48,764	6,949	(34.4)%
Total revenues from others	453,489	387,899	55,275	(14.5)%
Revenues from funds Gopher manages:
One-time commissions	32	6,014	857	18693.8%
Recurring service fees	295,982	236,638	33,721	(20.0)%
Performance-based income	5,543	58,151	8,286	949.1%
Total revenues from funds Gopher manages	301,557	300,803	42,864	(0.3)%
Total revenues	755,046	688,702	98,139	(8.8)%
Less: VAT related surcharges	(5,088)	(5,016)	(715)	(1.4)%
Net revenues	749,958	683,686	97,424	(8.8)%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(185,748)	(137,082)	(19,534)	(26.2)%
Others	(215,047)	(172,902)	(24,639)	(19.6)%
Total compensation and benefits	(400,795)	(309,984)	(44,173)	(22.7)%
Selling expenses	(119,707)	(65,939)	(9,396)	(44.9)%
General and administrative expenses	(67,407)	(72,250)	(10,296)	7.2%
Reversal of (Provision for) credit losses	525	(5,416)	(772)	N.A.
Other operating expenses	(18,982)	(12,859)	(1,832)	(32.3)%
Government subsidies	105,297	23,576	3,360	(77.6)%
Total operating costs and expenses	(501,069)	(442,872)	(63,109)	(11.6)%
Income from operations	248,889	240,814	34,315	(3.2)%
Other income:
Interest income	43,465	28,416	4,049	(34.6)%
Investment income	9,640	16,334	2,328	69.4%
Other income (expenses)	2,446	(43,577)	(6,210)	N.A.
Total other income	55,551	1,173	167	(97.9)%
Income before taxes and income from equity in affiliates	304,440	241,987	34,482	(20.5)%
Income tax expense	(68,499)	(89,036)	(12,688)	30.0%
Loss from equity in affiliates	(3,897)	(15,184)	(2,164)	289.6%
Net income	232,044	137,767	19,630	(40.6)%
Less: net (loss) gain attributable to non-controlling interests	(1,282)	3,351	478	N.A.
Net income attributable to Noah shareholders	233,326	134,416	19,152	(42.4)%

Income per ADS, basic	3.36	1.91	0.27	(43.2)%
Income per ADS, diluted	3.36	1.91	0.27	(43.2)%
Margin analysis:
Operating margin	33.2%	35.2%	35.2%
Net margin	30.9%	20.2%	20.2%
Weighted average ADS equivalent[1]:
Basic	69,472,282	70,334,784	70,334,784
Diluted	69,485,287	70,396,502	70,396,502
ADS equivalent outstanding at end of period	63,154,215	65,824,608	65,824,608

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADS.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Net income	232,044	137,767	19,630	(40.6)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	21,405	(92,022)	(13,113)	N.A.
Comprehensive income	253,449	45,745	6,517	(82.0)%
Less: Comprehensive (loss) income attributable to non-controlling interests	(1,169)	4,822	687	N.A.
Comprehensive income attributable to Noah shareholders	254,618	40,923	5,830	(83.9)%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2023	September 30, 2024	Change
Number of registered clients	452,222	460,380	1.8%

	Three months ended
	September 30, 2023	September 30, 2024	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	9,489	7,857	(17.2)%
Transaction value:
Private equity products	693	1,070	54.3%
Private secondary products	5,670	3,560	(37.2)%
Mutual fund products	14,929	8,651	(42.1)%
Other products	1,024	977	(4.5)%
Total transaction value	22,316	14,258	(36.1)%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	170,023	-	-	170,023
Recurring service fees	166,138	-	-	166,138
Performance-based income	2,974	-	-	2,974
Other service fees	36,087	-	12,677	48,764
Total revenues from others	375,222	-	12,677	387,899
Revenues from funds Gopher manages
One-time commissions	5,776	238	-	6,014
Recurring service fees	85,850	150,788	-	236,638
Performance-based income	50	58,101	-	58,151
Total revenues from funds Gopher manages	91,676	209,127	-	300,803
Total revenues	466,898	209,127	12,677	688,702
Less: VAT related surcharges	(1,881)	(208)	(2,927)	(5,016)
Net revenues	465,017	208,919	9,750	683,686
Operating costs and expenses:
Compensation and benefits
Relationship managers	(129,395)	(7,687)	-	(137,082)
Others	(118,388)	(47,556)	(6,958)	(172,902)
Total compensation and benefits	(247,783)	(55,243)	(6,958)	(309,984)
Selling expenses	(48,392)	(11,704)	(5,843)	(65,939)
General and administrative expenses	(45,766)	(17,500)	(8,984)	(72,250)
Provision for credit losses	(1,758)	(2,203)	(1,455)	(5,416)
Other operating expenses	(5,708)	(22)	(7,129)	(12,859)
Government subsidies	23,350	226	-	23,576
Total operating costs and expenses	(326,057)	(86,446)	(30,369)	(442,872)
Income (loss) from operations	138,960	122,473	(20,619)	240,814

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	199,286	-	-	199,286
Recurring service fees	171,408	-	-	171,408
Performance-based income	8,440	-	-	8,440
Other service fees	61,915	-	12,440	74,355
Total revenues from others	441,049	-	12,440	453,489
Revenues from funds Gopher manages
One-time commissions	-	32	-	32
Recurring service fees	109,368	186,614	-	295,982
Performance-based income	405	5,138	-	5,543
Total revenues from funds Gopher manages	109,773	191,784	-	301,557
Total revenues	550,822	191,784	12,440	755,046
Less: VAT related surcharges	(2,074)	(389)	(2,625)	(5,088)
Net revenues	548,748	191,395	9,815	749,958
Operating costs and expenses:
Compensation and benefits
Relationship managers	(179,854)	(5,894)	-	(185,748)
Others	(144,256)	(64,041)	(6,750)	(215,047)
Total compensation and benefits	(324,110)	(69,935)	(6,750)	(400,795)
Selling expenses	(94,088)	(18,723)	(6,896)	(119,707)
General and administrative expenses	(53,401)	(9,217)	(4,789)	(67,407)
(Provision for) reversal of credit losses	(894)	(400)	1,819	525
Other operating expenses	(11,677)	(298)	(7,007)	(18,982)
Government subsidies	89,925	13,656	1,716	105,297
Total operating costs and expenses	(394,245)	(84,917)	(21,907)	(501,069)
Income (loss) from operations	154,503	106,478	(12,092)	248,889

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended September 30, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	225,569	73,589	12,677	311,835
Overseas	241,329	135,538	-	376,867
Total revenues	466,898	209,127	12,677	688,702

	Three months ended September 30, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	333,911	116,355	12,440	462,706
Overseas	216,911	75,429	-	292,340
Total revenues	550,822	191,784	12,440	755,046

Noah Holdings Limited

Supplement Revenue Information by Product Types

(unaudited)

	Three months ended
	September 30, 2023	September 30, 2024	Change

	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	137,967	108,038	(21.7)%
Private equity products	218,502	180,636	(17.3)%
Insurance products	85,445	8,617	(89.9)%
Others	20,792	14,544	(30.1)%
Subtotal	462,706	311,835	(32.6)%

Overseas:
Investment products [2]	134,209	191,200	42.5%
Insurance products	101,754	144,942	42.4%
Online business [3]	2,706	7,865	190.7%
Others	53,671	32,860	(38.8)%
Subtotal	292,340	376,867	28.9%
Total revenues	755,046	688,702	(8.8)%

[1] Includes mutual funds and private secondary products.

[2] Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3] Includes money market mutual fund products, securities brokerage business.

Noah Holdings Limited

Supplement Information of Overseas Business

(unaudited)

	Three months ended
	September 30, 2023	September 30, 2024	Change
Net Revenues from Overseas (RMB, million)	292.3	376.9	28.9%
Number of Overseas Registered Clients	14,296	17,287	20.9%
Number of Overseas Active Clients	2,284	3,139	37.4%
Transaction Value of Overseas Investment Products (RMB, billion)	7.0	7.8	11.4%
Number of Overseas Relationship Managers	77	146	89.6%
Overseas Assets Under Management (RMB, billion)	35.4	39.5	11.6%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,
	2023	2024	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	233,326	134,416	(42.4)%
Adjustment for share-based compensation	(1,161)	19,846	N.A.
Less: tax effect of adjustments	(281)	3,745	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	232,446	150,517	(35.2)%

Net margin attributable to Noah shareholders	31.1%	19.7%
Non-GAAP net margin attributable to Noah shareholders	31.0%	22.0%

Net income attributable to Noah shareholders per ADS, diluted	3.36	1.91	(43.2)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	3.35	2.14	(36.1)%